Branch 22
811- 2958

T. ROWE PRICE ASSOCIATES, INC.

LEGAL DEPARTMENT

WWW.TROWEPRICE.COM

P.O. Box 89000
Baltimore, Maryland
21289-8220

100 East Pratt Street
Baltimore, Maryland
21202-1009

Toll Free 800-638-7890
Fax 410-345-6575

October 14, 2004

40 - 33

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

[redacted]

04053690

RECD S.E.C.
OCT 1 2004
1086

Re: T. Rowe Price International Funds, Inc.
CIK 0000313212/ 811-2958

John Bilski v. T. Rowe Price International Funds, Inc., et al.

(Formerly: In the United States District Court for the Southern District of Illinois
Case No.: 03-772 GPM)

In the United States District Court for the District of Maryland
Civil Action: 04-MD-15864 (04cv-01159)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleading relative to the above-referenced matter:

Motion for Voluntary Dismissal (Filed October 6, 2004)

The Plaintiff has moved to have this matter dismissed voluntarily without prejudice. We will advise you further with respect to the disposition of the litigation.

Should you have any questions, please call.

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

Very truly yours,

P. Gregory Williams

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosure

cc: ✓Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\BILSKISECLTR5.doc

T.RowePrice
INVEST WITH CONFIDENCE

IN THE UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE AIM/INVESCO, ARTISAN, STRONG, AND T. ROWE PRICE	)	CIVIL ACTION NO. 04-MD-15864
THIS DOCUMENT PERTAINS TO:	)	CIVIL ACTION NO. 04-CV-01159
BILSKI v. AIM INT'L FUNDS, INC, ET AL.	)	Hon. Frederick P. Stamp, Jr

MOTION FOR VOLUNTARY DISMISSAL

Plaintiff John Bilski ("Plaintiff") respectfully moves pursuant to Rule 41(a)(2), Federal Rules of Civil Procedure, to dismiss voluntarily and without prejudice all claims he has asserted against defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. (collectively, "T. Rowe") only in the above-captioned action, Bilski v. AIM International Funds, Inc., 04-CV-001159 ("Bilski").

1. Bilski was initially filed in federal District Court for the Southern District of Illinois asserting claims against T. Rowe and other defendants. T. Rowe filed its Answer on January 28, 2004, without counterclaim. On April 6, 2004, Bilski was transferred to In re Mutual Funds Investment Litigation, MDL 1586 ("MDL 1586").

2. Counsel for T. Rowe on April 9, 2004 wrote to Judge J. Frederick Motz requesting that *Bilski* be "excused" from MDL 1586 because it was the only case in the MDL in which any claims had been asserted against T. Rowe and did not therefore seem suitable for MDL administration. *See* attached Exhibit A. The Court on April 13, 2004, forwarded the request to Judge Frederick P. Stamp, Jr., suggesting that Judge Stamp may decide to defer consideration of the request after briefing on any motion to dismiss. *See* Attached Exhibit B. *Bilski* is currently assigned a "tracklet" in MDL 1586, No 04-MD-15864.

3. September 29, 2004, was the deadline for filing amended and consolidated complaints in MDL 1586. To Plaintiff's knowledge, no party other than Plaintiff has alleged any claims in MDL 1586 against T. Rowe. In light of this, and given T. Rowe's desire to be excused from MDL 1586, Plaintiff moves to voluntarily dismiss all claims asserted against T. Rowe only in *Bilski*, without prejudice. No class has been certified in *Bilski* so as to require notice under Fed. R. Civ. P 23(e), as amended.

Wherefore, Plaintiff respectfully requests that the Court enter the attached order of dismissal.

Respectfully submitted,

KOREIN TILLERY
Stephen M. Tillery #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312/641-9750
Facsimile: 312/641-9751
E-mail: **gzelcs@koreintillery.com**

BONNETT, FAIRBOURN, FRIEDMAN & BALINT, P.C.

By: /s/
Andrew S. Friedman
Francis J. Balint, Jr.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: 602/274-1100

Attorneys for Plaintiff

IN THE UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE AIM/INVESCO, ARTISAN, STRONG, AND T. ROWE PRICE	)))	CIVIL ACTION NO. 04-MD-15864
THIS DOCUMENT PERTAINS TO: BILSKI v. AIM INT'L FUNDS, INC, ET AL.	))))))	CIVIL ACTION NO. 04-cv-01159 Hon. Frederick P. Stamp, Jr

[PROPOSED] ORDER

Plaintiff John Bilksi having moved pursuant to Fed. R. Civ. P. 41(a)(2) to dismiss voluntarily and without prejudice all claims he has asserted against Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. in *Bilski v. AIM International Funds, Inc., et al,* No. 04-cv-01159,

IT IS ORDERED that all claims asserted by Plaintiff John Bilski against Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. in *Bilski v. AIM International Funds, Inc., et al,* No. 04-cv-01159, are hereby dismissed without prejudice.

Dated : ________________________

____
Hon. Frederick P. Stamp, Jr.
United States District Judge

EXHIBIT A

POLLACK & KAMINSKY
114 WEST 47TH STREET, NEW YORK, NEW YORK 10036
TEL: (212) 575-4700
FAX: (212) 575-6560

DANIEL A. POLLACK
MARTIN I. KAMINSKY
EDWARD T. McDERMOTT

W. HANS KOBELT
JUSTIN CHU
ANTHONY ZACCARIA

April 9, 2004

By e-mail MDD_JFMChambers@mdd.uscourts.gov
and FAX (410) 962-2698

Hon. J. Frederick Motz
United States District Judge
United States District Court
District of Maryland
101 West Lombard Street
Baltimore, Maryland 21201

Re: MDL-1586 - In re Mutual Funds Investment Litigation
(T. Rowe Price)

Dear Judge Motz:

On the train ride back to New York City on April 2, I pondered your question to me about T. Rowe Price: "Is this not the only case against T. Rowe Price?" Indeed, *vis-a-vis* the MDL, it is the only case. On reflection, that impels me to request either that T. Rowe Price be excused from the MDL, or, at the very least, that it be on a small "tracklet" of its own, not joined with any other Fund Complex. For T. Rowe Price to have to spend the money to participate in these vast and complex proceedings seems somewhat unfair under the circumstances. We have no objection, whatever, to having our case supervised and adjudicated by one of the four Judges of the MDL; however, the procedures applicable to those Fund Complexes with numerous litigations seem inapposite to T. Rowe Price, which has just this one case.

I am mindful that Your Honor has disqualified himself in any matters relating to T. Rowe Price; however, I have sent it to your attention for transmission to whomever Your Honor determines appropriate among the other Judges.

Any consideration Your Honor and Judges Davis, Stamp and Blake would care to give this request will be greatly appreciated.

Respectfully,

s/ Daniel A. Pollack

Daniel A. Pollack
Counsel to T. Rowe Price

cc: George A. Zelcs, Esq.
Counsel to Plaintiff
in Bilski v. T. Rowe Price

Henry H. Hopkins, Esq.
General Counsel
T. Rowe Price

EXHIBIT B

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

April 13, 2004

Daniel A. Pollack, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036

Re: MDL-15864 - In re Mutual Funds Investment Litigation

Dear Mr. Pollack:

I am in receipt of your letter of April 9, 2004.

The T. Rowe Price case is being assigned to Judge Stamp, and I will forward your letter to him. It will be up to him to determine whether to "excuse" the T. Rowe Price case from the MDL or to establish an independent "tracklet" for it. It may be that Judge Stamp will decide to defer consideration of your request until any motion to dismiss you may file on T. Rowe Price's behalf has been briefed, argued, and decided.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

cc: Honorable Catherine C. Blake
Honorable Andre M. Davis
Honorable Frederick P. Stamp, Jr.
George A. Zelcs, Esq.